Filing under Rule 425 under
the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430

Qiao Xing Universal Resources, Inc. (NASDAQ: XING)

2 Disclaimers Filing under Rule 425 under the Securities Act of 1933 Filing by: Qiao Xing Universal Resources, Inc. Subject Company: Qiao Xing Mobile Communication Co., Ltd SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430 Our comments today may contain forward-looking statements and management may make additional forward-looking statements in response to your questions. Forward-looking statements include all statements other than statements of historical facts, such as statements regarding anticipated mining production capacity and volumes, unit net costs of mining production, mining sales volumes, ore grades, molybdenum and other commodity prices, demand for molybdenum, lead, zinc and other resources, mine development and capital expenditures, mine production and development plans, anticipated acquisitions, the privatization of QXMC, the spin off of QMXC's mobile phone business, availability of power, water, labor and equipment, environmental liabilities and expenditures, litigation liabilities and expenses, estimates of proven and probable reserves and other mineralized material, political, economic and social conditions in the areas of the Company's operations and exploration efforts and results. Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the anticipated results, and therefore we refer you to a more detailed discussion of the risks and uncertainties in the Company's filings with the Securities & Exchange Commission. The forward-looking statements contained in this presentation are made only of this date, and XING is under no obligation to revise or update these forward-looking statements. This presentation is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law. Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.

NASDAQ Listed: XING Share Price (09/03/2010) $1.70 52 Week Range $1.36-$2.87 Market Cap $156.6 Million Shares Outstanding (06/30/2010): 92.1 Million Average Volume (3 Months) 162,642 Net Cash (June 2010): $538.2 Million Book Value (June 2010): $485.5 Million P/B: 0.3 x Equity Snapshot 3

Legacy: Telecom Business 4 Indoor phone and low-end mobile phone Sold in November 2009 to Dragon Fu Investment Limited Molybdenum The Company's molybdenum business started commercial operation in the second half of 2009. Bigger Molybdenum Mine Plan to acquire a molybdenum mine with the capacity of milling 15,000 tons of ore per day from local government in Chifeng Company Overview Now and Future: Resources Business Lead-zinc Plan to enter the lead-zinc business through the acquisition of Balinzuo Banner Xinyuan Mining Co., Ltd. in Inner Mongolia Other resources opportunities XING continues to evaluate opportunities to make resources related acquisitions to accelerate its growth Higher-end mobile phone Proposed to acquire all outstanding shares of Qiao Xing Mobile Communication Co., Ltd (NYSE:QXM, or "QXMC") not currently owned by the Company, which, if completed, will result in QXMC becoming a privately held company. If this transaction is completed, the Company plans reorganize QXMC, spin off its mobile phone business, and allocate its assets to the resources industry.

# Corporate History



Qiao Xing Universal Resources
100%
61.1%
China Luxuriance Jade Company
Qiao Xing Mobile Communication (NYSE: QXM or "QXMC")
100%
Huizhou Taiherui Information Technology Co., Ltd.
100%
100%
Chifeng Zhongtai Mining Co., Ltd.
Guangxi Hongyuan Mining Co., Ltd.
100%
Chifeng Haozhou Mine

***Goal: a Pure Resources Player***

| Event | Date |
|---|---|
| Propose to privatize QXMC | Sep 2010 |
| Plan to acquire interest in lead-zinc mine in Balinzuo Banner, Inner Mongolia | May 2010 |
| Plan to acquire interest in copper-tin mine, expands into Southwest China | Jan 2010 |
| Divested indoor phone and low-end mobile phone business | Nov 2009 |
| Entered the resources industry through acquisition of China Luxuriance Jade, a molybdenum mining company | Apr 2009 |
| Announced plan to enter the resources industry | Nov 2007 |
| QXMC listed on NYSE | May 2007 |
| Acquired 65% equity in CEC Telecom Co., Ltd. via its subsidiary QXMC | Feb 2003 |
| First Chinese private company to list on NASDAQ: XING | 1999 |

5

6 China is committed to making significant investments in infrastructure that are expected to drive demand for strategically important resources, including molybdenum, lead, zinc and copper The global economy is recovering and growth in industrial production is supporting demand for commodities generally Resources is a Stable Industry with Attractive Opportunities in China Relatively large scale, high grade reserves and good mining conditions Molybdenum assets - Revenue of $20.9M and net profit of $6.7M in first half of 2010; expected to grow eventually to contribute net profit of $24M+ in FY2011 High-Quality Resources Assets Provide Immediate Catalyst for Growth Qiao Xing Universal has been a public company on Nasdaq for over 10 years Management has a track record of execution in the mining industry Experienced Management Team Net cash in excess of $538 million as of June 30 2010, equivalent to $5.80 per share Trading below net cash, and at deep discount to book (0.3 x book) Close comparables trade at book value Solid Financial Condition and Attractive Valuation Investment Highlights Acquisition of more resource businesses is on the management's agenda More reserves may be found the unexplored molybdenum mine area Focused Growth Strategy

Our Resources Assets 7 Chifeng Haozhou Mine Molybdenum Acquire controlling stake in another big Molybdenum mine Guangxi Yinping Mine Copper-tin Company Headquarters Chifeng Xinyuan Mine Lead-zinc Acquire 51% shares in a big Copper Mine from local government ---- represents assets the Company plans to acquire, but does not currently own.

Source: IMOA,CIBC World Markets and Company Reports. Breakdown of Demand for Molybdenum Molybdenum Characteristics and Demand Drivers Molybdenum Opportunity 8 Unique physical characteristics include high melting temperature, and high strength to weight ratio: Adding Molybdenum to steel improves strength, heat resistance, corrosion resistance Used in catalysts, it lowers sulphur levels of fuel Unique physical qualities drives demand from steel, atomic energy, oil and gas, petrochemical and refining sectors, all of which have strong long term outlook in China and abroad Long-term global demand growth remain robust at 4- 5%, with China demand growth above average New Molybdenum supply pipeline is constrained due to recent credit crisis Cash-producing assets are well positioned to capitalize on growing demand Significant opportunity for growth driven by rapid growth of the Chinese economy and increased spending on infrastructure projects in China

Source: Metals Bulletin, RBC Capital Markets (estimates as of August 2010) Molybdenum Opportunity 9 Molybdenum price remaining strong throughout market correction The molybdenum market is expected to see demand outstripping supply in 2010 and 2011, driving prices back to pre-crisis levels of US$25/lb in 2010 and 2011 World stainless steel demand forecast Unit: KMT Unit: US$/lb

10 Owns license to explore a mine covering 53.9 km2 , where 32.3 km2 have proven reserves of 30,985 tons of Molybdenum; the remaining 21.6 km remain unexplored, but management believes may contain additional reserves of copper-molybdenum and other metals. Mine is located approximately 745 km northeast of Beijing, with well-developed highway and railway systems as well as established power lines, water supply & recycling system Existing production facility has capacity to produce 3,900 tons of molybdenum concentrate per annum Molybdenum Assets Molybdenum Processing Plant in Chifeng - Inner Mongolia Management expects the Molybdenum plant to generate net profit of US$24 million in fiscal year of 2011, at current prices and exchange rate. Capacity Expansion -Tons Molybdenum concentrate Cash Cost @ $4.36 per pound of molybdenum metal 1930 3900 4340 100 200 300 400 500 600 2009 2010E 2011E

11 Loading & Hauling Crushing & Grinding Floating Filtering Market 1 2 3 4 5 Molybdenum - Production Process Moly Ore Moly Concentrate

12 XING is Engaged in the Production of Molybdenum Concentrate Roaster Molybdenum Oxide Smelter Ferromolybdenum Pure Molybdenum Oxide Molybdates and other chemicals Molybdenum metal Steel and steel alloying Catalysts Chemical Carbon steel Molybdenum metal and alloys Scrap End users Molybdenum - Industry Focus and Customers Customer Direct sale to producers No distribution channel required

Source: LME, BofA Global Metal Weekly (estimates as of August 2010) Lead Demand Drivers Zinc Demand Drivers Lead-zinc Opportunity 13 Zinc demand has been weak since 2007, driven by an underperforming steel industry. The worst is over for steel as galvanized steel producers have been ramping up production. Limited Zinc concentrate supply may constrain refined zinc production, helping to support prices in 2011. Lead demand has held up better than consumption of other metals during the recession. Global vehicle production is set to pick up on the stimulus schemes implemented in various countries, which should support demand for lead. Lead mine supply is not abundant, so prices should respond to improved demand backdrop. Breakdown of Demand for Lead Breakdown of Demand for Zinc Lead prices forecasted to rise to $2,300/t in 2010 and $2,650/t in 2011 Zinc prices forecasted to rise to $2,325/t in 2010 and $2,750/t in 2011

14 Mine Lead-zinc Mine in Balinzuo Banner - Inner Mongolia Owns mining license of the mine covering 3.3233 km2 The reserves of lead-zinc metal and copper metal, which are subject to verification, are estimated to be 825,000 tons and 109,000 tons, respectively Average grade at 7.60% for lead-zinc and 1.01% for copper Current production capacity at processing 500 tons of ores per day The Company intends to engage Runge Asia Limited to help verify the reserves and facilitate the acquisition Final products are lead-zinc concentrate and copper concentrate being supplied to smelters in Chifeng and surrounding areas in China Well-developed infrastructure, including water and power supplies as well as transportation; all relevant permits for normal business operation; an experienced technical and management team with years of mining expertise The Company entered into a letter of intent to acquire the Balinzuo Banner mine in May 2010 Lead-zinc Assets Acquisition expected to be closed in Q4 2010

15 Experienced management With years of mining expertise Utility Supply stable and low cost supply of water & electricity Mine Development Fast & well planned development with reliable construction Cost Advantage high grade ore provides low unit cost Good Location well-established infrastructure enables ease of transportation Potential Reserves Upside from additional reserves in unexplored area Low Cost Producer with Attractive ROI even at Currently Depressed Moly Prices Competitive Position

16 Telecom Assets Qiao Xing Mobile Communication Co., Ltd. Domestic manufacturer of mobile handsets Operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary Has faced a tough competitive environment and shrinking revenue But in stable financial condition Ongoing Step XING currently owns 61.1% shares in QXMC. Has proposed to issue 1.9 shares of XING common stock plus US$ 0.80 in cash per share to shareholders of QXMC other than XING Telecom Assets

17 Completed sale of indoor phone and lower-end mobile phone business in Nov 2009 Propose to privatize QXMC and spin off mobile phone business to focus on resources strategy Changed name to Qiao Xing Universal Resources, Inc. in late Dec 2009 Plan to enter into other resources, including lead, zinc, and copper in 2010 Plan to expand existing moly processing capacity in 2010 and 2011 to 540,000 tons per year Plan to expand moly business by boosting capacity and acquiring interests in additional moly mines Pure Resources Player Resources-focused Growth Strategy Become a big pure resources player in China, and seek dual listing on HKSE, where resources companies get higher valuation

Seasoned Management Team with International Management Experience and Solid Industry Expertise 18 10 years of corporate finance background Former head of Finance, Tiens Biotech Group, Inc. (AMEX:TBV) Registered member of ACT, ACCA of UK and CPA of China 20+ years of experiences in the mining industry Vice President of Mining Operations and Director of Investments at Shanghai Fosun High Technology (Group) Co., Ltd., a Chinese conglomerate with a mining division spanning iron ore, steel, coking coal and gold Vice General Manager at Shanghai Gangtai Mining Co., Ltd. and Vice General Manager at Zijin International (Beijing) Mining Co., Ltd., a subsidiary of Zijin Mining Group Co., Ltd. , which are dually listed on HKSE and the Shanghai Stock Exchange Holds a degree in Mining Geology from Shenyang Gold College and a Master's degree in Political Economics from Nanjing Institute of Politics of the People's Liberation Army. 20 years of management and entrepreneurial experience Majority shareholder of Real Gold Mining Ltd., which was listed in Hong Kong in Feb 2009 Executive Commissioner of the China National Association of Industry and Commerce and Senior Analyst of the China National Condition and Development Research Center Management Mr. Zhimin Guo, Executive Director Mr. Aijun JIANG, Chief Financial Officer Mr. Ruilin WU, Chairman & CEO

19 Peer Valuation Ticker Company Name Recent Price 3 Market Cap (MM) P/B (MRQ) P/S (TTM) P/E (TTM) XING Qiao Xing Universal Resources 1.58 157 0.3 0.9 N/A 3993.HK1 China Molybdenum 4.61 19,695 1.8 5.2 27.7 601958.SH 1 Jinduicheng Molybdenum 15.43 49,786 3.8 8.3 62.7 TC Thompson Creek 9.69 1,480 1.2 2.6 28.0 600497.SH 1 Chihong Zinc & Germanium 19.00 19,148 4.7 4.4 43.7 CHNR China Natural Resources 9.95 1,633 4.8 15.8 NEG VDNRF 2 Vedanta 31.25 5,353 1.9 1.1 14.7 XSRAF 2 Xstrata 17.15 32,388 1.4 1.9 20.9 SCCO Southern Copper 32.19 27,361 7.2 5.8 20.0 FCX FCX 78.55 36,953 3.5 2.2 10.2 Peer Group Average 3.4 5.3 28.5 All numbers are in US dollars, except that 1 - price and market cap in Chinese yuan and 2- price and market cap in British pound 3. Prices as of September 3, 2010, other than XING, which is as of September 8, 2010

20 Molybdenum Results In US$ Million * Q2 2010 Q1 2010 2009 Production1 929.7 620.3 1,929.6 Cash cost 2 9,554 9,670 10,259 Capex 3.1 1.9 16.6 Net Sales 12.4 8.5 28.4 Gross Profit 5.9 3.9 14.7 Net Income 4.1 2.6 9.4 Note: * All numbers are in US$ millions except that production is in tons and cash cost is per ton. 1. Production (in tons) refers to molybdenum concentrate. 2. Cash cost (per ton) refers to average cash cost of sales per ton of molybdenum metal. The Company produces molybdenum concentrate and does not engage in smelting operations, so the cash cost does not include the cost of smelting.

21 Summary Income Statement In US$'000 For the six months ended June 30 For the six months ended June 30 For the year ended December 31 For the year ended December 31 2010 2009 2009 2008 Net sales 68,695 168,519 267,628 380,352 Cost of goods sold (57,297) (135,945) (216.078) (251,964) Gross profit 11,399 32,574 51,550 128,388 Operating expenses (15,324) (39,640) (41,891) (84,675)^ Income from operations (3,926) (7,066) 9,659 43,713 Net non-operating income (loss) 17,256 (17,150) (32,903) (18,530) Income before income tax 13,330 (24,216) (23,244) 25,183 Provision for income tax (2,649) (5,197) (6,437) (24,066) Net income (loss) to common stock 14,835 (26,947) (38,075) (20,049) Basic earnings (loss) per share 0.17 (0.53) (0.61) (0.65) Diluted earnings (loss) per share - - (0.61) (0.86) Note: The Company's Consolidated Net Profit figure should include fair value changes of its Liability-classified embedded derivatives related to the Convertible Notes issued. The Company usually engages third party to do the valuation for first-half financial statements and annual report.

22 Summary Balance Sheet In US$'000 June 30 December 31 2010 2009 Cash and cash equivalents 538,159 543,445 Total current assets 675,535 700,662 Total assets 841,673 865,912 Total current liabilities 156,049 202,436 Long-term liabilities - Total liabilities 189,146 250,918 Total equity 652,527 614,994 Total liabilities and stockholders' equity 841,673 865,912

Summary of Corporate Strategy * Simplify Corporate Structure * Resources-focused Growth * Increase Corporate Value If the privatization of QXMC succeeds, XING will get more financial resources to speed up our steps and become a big pure resources player in China quickly; If minority shareholders of QXM reject XING's offer, XING still has more than US$90 million free cash on hand. XING will continue its acquisition on our resources targets with an adjusted approach. 23

24 Leveraged to Significant Growth Opportunity Driven by Infrastructure Investment in China Cash Producing High-Quality Resources Assets Provide Immediate Catalyst for Growth Solid Competitive Position as Low Cost Producer Experienced Management Team Solid Financial Position Attractive Valuation - Trading Below Cash on Hand Investment Summary

25 Company Rick Xiao, VP Qiao Xing Universal Resources, Inc. Tel: +86-752-2820268 Email: rick@qiaoxing.com www.cosun-xing.com Investor Relations Ed Job, Account Manager CCG Investor Relations Tel: +1-646-213-1914 Email: ed.job@ccgir.com www.ccgirasia.com Independent Auditor Crowe Horwath LLP Contact US Securities Counsel Andrew N. Bernstein, P.C.

Additional Information and Where to Find It Qiao Xing Universal Resources, Inc. plans to file a Schedule 13E-3 with the United States Securities and Exchange Commission (the "SEC") in connection with its proposed offer to acquire all of the outstanding shares of QXMC that it does not currently own (the "Proposed Offer"). The Schedule 13E-3 will contain additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the Proposed Offer. The Schedule 13E-3 will contain important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer will be an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer. The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be available when filed free of charge at the SEC's web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to: Company Contact: Rick Xiao, Vice President Qiao Xing Universal Resources Phone: +86-752-282-0268 Email: rick@qiaoxing.com